Exhibit 99.1

Heritage Commerce Corp Earns $2.1 Million in First Quarter 2012

San Jose, CA – April 26, 2012 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company ("the Company") for Heritage Bank of Commerce ("the Bank"), today reported net income of $2.1 million on an unaudited basis for the first quarter ended March 31, 2012, compared to $1.6 million for the first quarter a year ago. After accrued dividends and discount accretion on preferred stock of $1.2 million, net income available to common shareholders was $869,000, or $0.03 per average diluted common share, for the first quarter of 2012. Net income available to common shareholders was $985,000, or $0.03 per average diluted common share, for the first quarter of 2011, after accrued dividends and discount accretion on preferred stock of $596,000.

The Company repurchased the $40 million of Series A preferred stock issued to the U.S. Treasury Department under the TARP Capital Purchase Program and paid the final dividend of approximately $122,000 on March 7, 2012, in accordance with approvals received from the U.S. Treasury and the Federal Reserve. The preferred stock was initially recorded at a discount, and the repurchase accelerated the accretion of the remaining discount on the preferred stock. While the accelerated accretion did not impact net income, it resulted in a one-time non-cash reduction in net income available to common shareholders of approximately $765,000 in the first quarter of 2012. Total dividends and discount accretion on preferred stock, including the accelerated accretion, reduced net income available to common shareholders by $1.2 million in the first quarter of 2012.

"With continued profitability, strong capital levels and a solid balance sheet, the Company exited the TARP Capital Purchase Program in early March, 2012. We repaid the entire investment made by the U.S. Treasury from our current capital and liquidity," said Walter Kaczmarek, President and Chief Executive Officer. "The repurchase of our TARP funds reflects the strength of our balance sheet and earnings. In addition, we will save $2 million annually in dividend payments as a result of the preferred share repurchase. During the time we participated in the TARP Capital Purchase Program, the Company paid $6.6 million in cash dividends to the U.S. Treasury."

First Quarter 2012 Highlights (at or for the periods ended March 31, 2012, compared to March 31, 2011, and December 31, 2011):

◆ The net interest margin increased 11 basis points to 4.06% for the first quarter of 2012, from 3.95% for the first quarter of 2011, and increased 19 basis points from 3.87% for the fourth quarter of 2011, primarily as a result of a higher yield on loans and a lower cost of deposits.

◆ Core deposits continued to increase for the first quarter of 2012:

  ● Noninterest-bearing demand deposits rose 10% to $356.6 million at March 31, 2012, from $325.1 million at March 31, 2011, and increased 4% from $344.3 million at December 31, 2011.

  ● Interest-bearing demand deposits rose 6% to $144.0 million at March 31, 2012, from $135.9 million at March 31, 2011, and increased 7% from $134.1 million at December 31, 2011.

  ● Savings and money market deposits rose 11% to $292.0 million at March 31, 2012, from $262.8 million at March 31, 2011, and increased 3% from $282.5 million at December 31, 2011.

◆ The total cost of deposits decreased 25 basis points to 0.27% during the first quarter of 2012 from 0.52% during the first quarter of 2011, and decreased one basis point from 0.28% during the fourth quarter of 2011, primarily as a result of maturing higher-cost wholesale funding and growth in core deposits.

◆ Loans declined to $756.9 million at March 31, 2012, compared to $803.4 million at March 31, 2011, and $764.6 million at December 31, 2011.

◆ Asset quality remained strong as reflected in the following metrics:

  ● Nonperforming assets declined 25% year-over-year to $19.5 million, or 1.49% of total assets at March 31, 2012, from $26.1 million, or 2.08% of total assets at March 31, 2011, and increased 2% from $19.1 million, or 1.47% of total assets at December 31, 2011.

  ● Classified assets (net of SBA guarantees) decreased 33% to $54.2 million at March 31, 2012, from $81.4 million at March 31, 2011, and decreased 9% from $59.5 million at December 31, 2011.

  ● Classified assets (net of SBA guarantees) to Tier 1 capital plus the allowance for loans losses at the holding company and the bank level were 30% and 31% at March 31, 2012, respectively, compared to 38% and 43% at March 31, 2011, and 27% and 30% at December 31, 2011.

  ● The provision for loan losses was $100,000 in the first quarter of 2012, compared to $770,000 in the first quarter of 2011, and $1.2 million in the fourth quarter of 2011.

  ● The allowance for loan losses totaled $20.3 million, or 2.68% of total loans at March 31, 2012, compared to $24.0 million, or 2.99% of total loans at March 31, 2011, and $20.7 million, or 2.71% of total loans at December 31, 2011.

  ● The allowance for loan losses to total nonperforming loans (excluding nonaccrual loans held-for-sale) improved to 125.66% at March 31, 2012, compared to 103.59% at March 31, 2011, and 124.37% at December 31, 2011.

  ● Net charge-offs declined 75% in the first quarter of 2012 to $494,000, compared to $2.0 million in the first quarter of 2011, and decreased

69% from $1.6 million in the fourth quarter of 2011.

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution at the holding company and bank level at March 31, 2012:

Capital Ratios	Well-Capitalized Regulatory Guidelines	Heritage Commerce Corp	Heritage Bank of Commerce
Total Risk-Based	10.0%	17.9%	16.9%
Tier 1 Risk-Based	6.0%	16.6%	15.6%
Leverage	5.0%	12.7%	11.9%

Balance Sheet Review, Credit Quality and Capital Management

Heritage Commerce Corp's total assets increased 4% to $1.31 billion at March 31, 2012, from $1.26 billion a year ago, and remained flat compared to $1.31 billion at December 31, 2011.

The investment securities portfolio totaled $385.8 million at March 31, 2012, an increase of 54% from $250.1 million at March 31, 2011, and increased 1% from $380.5 million from December 31, 2011. At March 31, 2012, the investment portfolio was comprised of $340.2 million agency mortgage-backed securities, all of which were issued by U.S. Government sponsored entities, $10.6 million of corporate bonds, and $35.0 million of single entity issue trust preferred securities.

Loans, excluding loans held-for-sale, totaled $756.9 million at March 31, 2012, down 6% from $803.4 million at March 31, 2011, and down 1% from $764.6 million at December 31, 2011. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 47% of the portfolio at March 31, 2012. Commercial and residential real estate loans accounted for 42% of the total loan portfolio, of which 49% were owner-occupied by businesses. Land and construction loans continued to decrease, accounting for 3% of the loan portfolio at March 31, 2012, compared to 6% at March 31, 2011 and 3% of the total loan portfolio at December 31, 2011. Consumer and home equity loans accounted for the remaining 8% of total loans at March 31, 2012.

The yield on the loan portfolio was 5.41% for the first quarter of 2012, compared to 5.28% for the same period in 2011, and 5.39% for the fourth quarter of 2011.

"The banking industry continues to face sluggish loan demand, but as the economy improves, we expect to more rapidly deploy our liquidity into loans to credit worthy customers," said Mr. Kaczmarek.

The following table summarizes the allowance for loan losses:

	For the Three Months Ended:		
	March 31, 2012	December 31, 2011	March 31, 2011
ALLOWANCE FOR LOAN LOSSES (in $000's, unaudited)			
Balance at beginning of quarter	$ 20,700	$ 21,049	$ 25,204
Provision for loan losses during the quarter	100	1,230	770
Net charge-offs during the quarter	(494)	(1,579)	(1,965)
Balance at end of quarter	$ 20,306	$ 20,700	$ 24,009
Total loans	$ 756,894	$ 764,591	$ 803,350
Total nonperforming loans	$ 16,344	$ 16,830	$ 25,167
Allowance for loan losses to total loans	2.68%	2.71%	2.99%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	125.66%	124.37%	103.59%

Nonperforming assets declined $6.6 million to $19.5 million, or 1.49% of total assets, at March 31, 2012, from $26.1 million, or 2.08% of total assets a year ago. At December 31, 2011, nonperforming assets totaled $19.1 million or 1.47% of total assets.

The following is a breakout of nonperforming assets at March 31, 2012: 28% SBA loans; 18% commercial real estate loans; 15% commercial and industrial loans; 12% land and construction loans; 11% restructured and loans over 90 days past due and still accruing; and 16% other real estate owned ("OREO") and other foreclosed assets. At March 31, 2012, the $19.5 million of nonperforming assets included $1.7 million of loans guaranteed by the SBA and $2.2 million of restructured loans still accruing interest income.

Foreclosed assets were $3.2 million at March 31, 2012, compared to $918,000 at March 31, 2011, and $2.3 million at December 31, 2011. Classified assets (net of SBA guarantees) decreased to $54.2 million at March 31, 2012, from $81.4 million at March 31, 2011, and from $59.5 million at December 31, 2011.

Total deposits were $1.08 billion at March 31, 2012, compared to $1.0 billion at March 31, 2011, and $1.05 billion at December 31, 2011. Noninterest-bearing demand deposits increased $31.5 million to $356.6 million at March 31, 2012, compared to $325.1 million at March 31, 2011, and increased $12.3 million compared to $344.3 million at December 31, 2011. Interest-bearing demand deposits increased $8.1 million to $144.0 million at March 31, 2012, from $135.9 million at March 31, 2011, and increased $9.9 from $134.1 million at December 31, 2011. Savings and money market deposits increased $29.2 million to $292.0 million at March 31, 2012, from $262.8 million at March 31, 2011, and increased $9.5 million from $282.5 million at December 31, 2011. "Deposit growth remained strong with noninterest-bearing demand deposits increasing 10% year-over-year as we develop new client relationships," said Mr. Kaczmarek.

At March 31, 2012, brokered deposits declined 13% to $84.7 million, from $97.8 million at March 31, 2011, and remained flat from $84.7 million at December 31, 2011. Total deposits, excluding brokered deposits, were $995.5 million at March 31, 2012, compared to $905.5 million at March 31, 2011, and $964.7 million at December 31, 2011. The total cost of deposits decreased 25 basis points to 0.27% during the first quarter of 2012 from 0.52% during the first quarter of 2011, and decreased one basis point from 0.28% during the fourth quarter of 2011, primarily as a result of maturing higher-cost wholesale funding and higher noninterest-bearing demand deposit balances.

Due primarily to the $40 million repurchase of the Series A Preferred Stock during the first quarter of 2012, tangible equity was $157.5 million at March 31, 2012, compared to $180.3 million at March 31, 2011, and $195.3 million at December 31, 2011. Tangible book value per common share was $5.25 at March 31, 2012, compared to $4.65 a year ago, and $5.20 at December 31, 2011. In the per common share data attached, the Company presents the pro forma tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 is converted into common stock. There were 21,004 shares of Series C Preferred Stock outstanding at March 31, 2012 and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

The Company's accumulated other comprehensive income was $1.2 million at March 31, 2012, compared to an accumulated other comprehensive loss of ($4.8) million a year ago, and accumulated other comprehensive income of $955,000 at December 31, 2011. The components of other comprehensive income, net of taxes, at March 31, 2012 include the following: an unrealized gain on available-for-sale securities of $5.2 million; an unrealized loss on split dollar insurance contracts of ($2.2) million; an unrealized loss on the supplemental executive retirement plan of ($3.0) million; and an unrealized gain on interest-only strip from SBA loans of $1.2 million.

Operating Results

Net interest income, before the provision for loan losses, increased 9% to $12.3 million in the first quarter of 2012, compared to $11.2 million in the first quarter a year ago, and increased 4% from $11.8 million in the fourth quarter of 2011. Net interest income increased primarily due to an increase in the average balance of investment securities, and a decrease in the rates paid on interest-bearing liabilities, partially offset by a decrease in the average balance of loans.

The net interest margin expanded to 4.06% for the first quarter of 2012, compared to 3.95% for the first quarter a year ago, and 3.87% for the fourth quarter of 2011. The increase in the net interest margin was primarily attributed to a higher yield on loans and a lower cost of deposits.

The Company recorded a $100,000 provision for loan losses in the first quarter of 2012, compared to $770,000 in the first quarter a year ago, and $1.2 million in the fourth quarter of 2011. The decrease in the provision for loan losses reflects a lower volume of classified assets and nonperforming loans, a decrease in loan charge-offs, and contraction of the loan portfolio during the first quarter of 2012.

Noninterest income was $1.7 million for the first quarter of 2012, compared to $1.9 million for the first quarter a year ago, and $2.4 million for the fourth quarter of 2011. The decrease in noninterest income in the first quarter of 2012, compared to the first and fourth quarters of 2011, was primarily due to a lower gain on sales of SBA loans in the first quarter of 2012. A lower gain on the sales of securities added to the decline in the first quarter of 2012, compared to the fourth quarter of 2011.

Noninterest expense in the first quarter of 2012 increased 4% to $10.9 million, compared to $10.4 million in the first quarter of 2011, and increased 10% from $9.9 million in the fourth quarter of 2011. The increase in noninterest expense from the first quarter of 2011 was primarily due to a $500,000 accrual for probable costs related to an anticipated legal claim that has not yet been asserted, regarding an apparent transfer of funds for personal use by an authorized signatory of a customer. Noninterest expense increased from the fourth quarter of 2011 primarily from the previously discussed legal matter, as well as, an increase in salaries and employee benefits expense that was consistent with the Company's cyclical salary and employee benefits expense in prior years.

Income tax expense for the quarter ended March 31, 2012 was $951,000, compared to $331,000 for the first quarter of 2011, and $234,000 for the fourth quarter of 2011. Income tax expense in the fourth quarter of 2011 was net of a $700,000 reversal of a partial valuation allowance on deferred tax assets. The effective tax rate for the first quarter of 2012 was 31%, compared to 17% for the first quarter of 2011, and 7% for the fourth quarter of 2011. The difference in the effective tax rate compared to the combined Federal and state statutory tax rate of 42% in this and past quarters is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, tax credits related to investments in low income housing limited partnerships, and the deferred tax asset valuation allowance.

The efficiency ratio for the first quarter of 2012 was 77.64%, compared to 79.55% for the first quarter of 2011, and 69.38% for the fourth quarter of 2011. The increase in the efficiency ratio in the first quarter of 2012 compared to the fourth quarter of 2011 was primarily due to higher salary and benefits expense and professional fees, and lower gains on sales of SBA loans and sales of securities in the first quarter of 2012.

Annual Meeting of Shareholders

Heritage Commerce Corp will hold its Annual Meeting of Shareholders at its Company Headquarters in San Jose, California, on May 24, 2012, at 1:00 p.m. (PDT).

Heritage Commerce Corp,a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.


Forward Looking Statement Disclaimer


Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED STATEMENTS OF INCOME (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:	
	March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2011	March 31, 2011
Interest income	$ 13,449	$ 13,010	$ 12,986	3%	4%
Interest expense	1,190	1,222	1,790	-3%	-34%
Net interest income before provision for loan losses	12,259	11,788	11,196	4%	9%
Provision for loan losses	100	1,230	770	-92%	-87%
Net interest income after provision for loan losses	12,159	10,558	10,426	15%	17%
Noninterest income:					
Service charges and fees on deposit accounts	590	597	567	-1%	4%
Servicing income	460	462	411	0%	12%
Increase in cash surrender value of life insurance	429	436	425	-2%	1%
Gain on sales of SBA loans	36	337	379	-89%	-91%
Gain on sales of securities	27	459	-	-94%	N/A
Other	181	132	135	37%	34%
Total noninterest income	1,723	2,423	1,917	-29%	-10%
Noninterest expense:					
Salaries and employee benefits	5,667	5,069	5,393	12%	5%
Professional fees	1,211	859	839	41%	44%
Occupancy and equipment	996	1,002	1,038	-1%	-4%
Low income housing investment losses	269	215	162	25%	66%
FDIC deposit insurance premiums	225	220	524	2%	-57%
Other	2,488	2,495	2,475	0%	1%
Total noninterest expense	10,856	9,860	10,431	10%	4%
Income before income taxes	3,026	3,121	1,912	-3%	58%
Income tax expense	951	234	331	306%	187%
Net income	2,075	2,887	1,581	-28%	31%
Dividends and discount accretion on preferred stock	(1,206)	(601)	(596)	101%	102%
Net income available to common shareholders	$ 869	$ 2,286	$ 985	-62%	-12%

PER COMMON SHARE DATA
(unaudited)

Basic earnings per share	$ 0.03	$ 0.07	$ 0.03	-57%	0%
Diluted earnings per share	$ 0.03	$ 0.07	$ 0.03	-57%	0%
Common shares outstanding at period-end	26,286,501	26,295,001	26,233,001	0%	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,887,501	31,896,001	31,834,001	0%	0%
Book value per share	$ 5.34	$ 5.30	$ 4.76	1%	12%
Tangible book value per share	$ 5.25	$ 5.20	$ 4.65	1%	13%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 4.94	$ 4.90	$ 4.45	1%	11%

KEY FINANCIAL RATIOS
(unaudited)

Annualized return on average equity	4.43%	5.83%	3.51%	-24%	26%
Annualized return on average tangible equity	4.48%	5.90%	3.57%	-24%	25%
Annualized return on average assets	0.64%	0.86%	0.51%	-26%	25%
Annualized return on average tangible assets	0.64%	0.86%	0.51%	-26%	25%
Net interest margin	4.06%	3.87%	3.95%	5%	3%
Efficiency ratio	77.64%	69.38%	79.55%	12%	-2%

AVERAGE BALANCES
(in $000's, unaudited)

Average assets	$ 1,311,985	$ 1,327,597	$ 1,248,333	-1%	5%
Average tangible assets	$ 1,309,544	$ 1,325,027	$ 1,245,372	-1%	5%
Average earning assets	$ 1,213,198	$ 1,207,869	$ 1,150,061	0%	5%
Average loans held-for-sale	$ 1,356	$ 3,513	$ 10,132	-61%	-87%
Average total loans	$ 764,264	$ 773,658	$ 833,645	-1%	-8%
Average deposits	$ 1,067,052	$ 1,056,201	$ 999,191	1%	7%
Average demand deposits - noninterest-bearing	$ 347,291	$ 353,588	$ 312,041	-2%	11%
Average interest-bearing deposits	$ 719,761	$ 702,613	$ 687,150	2%	5%
Average interest-bearing liabilities	$ 743,502	$ 726,341	$ 716,475	2%	4%
Average equity	$ 188,521	$ 196,587	$ 182,451	-4%	3%
Average tangible equity	$ 186,080	$ 194,017	$ 179,490	-4%	4%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2011	March 31, 2011
ASSETS					
Cash and due from banks	$ 20,450	$ 20,861	$ 18,928	-2%	8%
Federal funds sold and interest-bearing deposits in other financial institutions	48,215	52,011	88,540	-7%	-46%
Securities available-for-sale, at fair value	385,826	380,455	250,132	1%	54%
Loans held-for-sale - SBA, including deferred costs	4,778	753	7,141	535%	-33%
Loans held-for-sale - other, including deferred costs	184	413	2,223	-55%	-92%
Loans:					
Commercial	357,906	366,590	365,748	-2%	-2%
Real estate:					
Commercial and residential	319,914	311,479	320,950	3%	0%
Land and construction	18,583	23,016	50,496	-19%	-63%
Home equity	48,444	52,017	52,129	-7%	-7%
Consumer	11,810	11,166	13,174	6%	-10%
Loans	756,657	764,268	802,497	-1%	-6%
Deferred loan costs, net	237	323	853	-27%	-72%
Total loans, including deferred costs	756,894	764,591	803,350	-1%	-6%
Allowance for loan losses	(20,306)	(20,700)	(24,009)	-2%	-15%
Loans, net	736,588	743,891	779,341	-1%	-5%
Company owned life insurance	47,067	46,388	44,107	1%	7%
Premises and equipment, net	7,883	7,980	8,219	-1%	-4%
Intangible assets	2,368	2,491	2,884	-5%	-18%
Accrued interest receivable and other assets	51,939	50,951	53,895	2%	-4%
Total assets	$ 1,305,298	$ 1,306,194	$ 1,255,410	0%	4%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 356,618	$ 344,303	$ 325,058	4%	10%
Demand, interest-bearing	144,022	134,119	135,903	7%	6%
Savings and money market	292,009	282,478	262,763	3%	11%
Time deposits - under $100	27,949	28,557	32,592	-2%	-14%
Time deposits - $100 and over	168,726	168,874	128,156	0%	32%
Time deposits - CDARS	6,198	6,371	21,025	-3%	-71%
Time deposits - brokered	84,728	84,726	97,826	0%	-13%
Total deposits	1,080,250	1,049,428	1,003,323	3%	8%
Subordinated debt	23,702	23,702	23,702	0%	0%
Short-term borrowings	-	-	2,174	N/A	-100%
Accrued interest payable and other liabilities	41,450	35,233	42,979	18%	-4%
Total liabilities	1,145,402	1,108,363	1,072,178	3%	7%
Shareholders' Equity:					
Series A preferred stock, net	-	39,013	38,715	-100%	-100%
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	131,302	131,172	130,682	0%	0%
Retained earnings / (Accumulated deficit)	7,887	7,172	(881)	10%	995%
Accumulated other comprehensive income (loss)	1,188	955	(4,803)	24%	125%
Total shareholders' equity	159,896	197,831	183,232	-19%	-13%
Total liabilities and shareholders' equity	$ 1,305,298	$ 1,306,194	$ 1,255,410	0%	4%

	End of Period:			Percent Change From:	
	March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2011	March 31, 2011

CREDIT QUALITY DATA
(in $000's, unaudited)

Nonaccrual loans - held-for-sale	$ 184	$ 186	$ 1,989	-1%	-91%
Nonaccrual loans - held-for-investment	14,005	14,353	22,896	-2%	-39%
Restructured and loans over 90 days past due and still accruing	2,155	2,291	282	-6%	664%
Total nonperforming loans	16,344	16,830	25,167	-3%	-35%
Foreclosed assets	3,167	2,312	918	37%	245%
Total nonperforming assets	$ 19,511	$ 19,142	$ 26,085	2%	-25%
Other restructured loans still accruing	$ 431	$ 1,270	$ 1,389	-66%	-69%
Net charge-offs during the quarter	$ 494	$ 1,579	$ 1,965	-69%	-75%
Provision for loan losses during the quarter	$ 100	$ 1,230	$ 770	-92%	-87%
Allowance for loan losses	$ 20,306	$ 20,700	$ 24,009	-2%	-15%
Classified assets*	$ 54,196	$ 59,539	$ 81,422	-9%	-33%
Allowance for loan losses to total loans	2.68%	2.71%	2.99%	-1%	-10%
Allowance for loan losses to total nonperforming loans	124.24%	122.99%	95.40%	1%	30%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	125.66%	124.37%	103.59%	1%	21%
Nonperforming assets to total assets	1.49%	1.47%	2.08%	1%	-28%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale	2.16%	2.20%	3.13%	-2%	-31%
Classified assets* to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	30%	27%	38%	11%	-21%
Classified assets* to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	31%	30%	43%	3%	-28%

OTHER PERIOD-END STATISTICS
(in $000's, unaudited)

Heritage Commerce Corp:

Tangible equity	$ 157,528	$ 195,340	$ 180,348	-19%	-13%
Tangible common equity	$ 138,009	$ 136,808	$ 122,114	1%	13%
Shareholders' equity / total assets	12.25%	15.15%	14.60%	-19%	-16%
Tangible equity / tangible assets	12.09%	14.98%	14.40%	-19%	-16%
Tangible common equity / tangible assets	10.59%	10.49%	9.75%	1%	9%
Loan to deposit ratio	70.07%	72.86%	80.07%	-4%	-12%
Noninterest-bearing deposits / total deposits	33.01%	32.81%	32.40%	1%	2%
Total risk-based capital ratio	17.9%	21.9%	21.2%	-18%	-16%
Tier 1 risk-based capital ratio	16.6%	20.6%	19.9%	-19%	-17%
Leverage ratio	12.7%	15.3%	15.3%	-17%	-17%

Heritage Bank of Commerce:

Total risk-based capital ratio	16.9%	19.7%	18.5%	-14%	-9%
Tier 1 risk-based capital ratio	15.6%	18.5%	17.3%	-16%	-10%
Leverage ratio	11.9%	13.7%	13.3%	-13%	-11%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended March 31, 2012			For the Three Months Ended March 31, 2011		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 767,288	$ 10,316	5.41%	$ 843,777	$ 10,989	5.28%
Securities	389,919	3,097	3.19%	245,861	1,963	3.24%
Federal funds sold and interest- bearing deposits in other financial institutions	55,991	36	0.26%	60,423	34	0.23%
Total interest earning assets	1,213,198	13,449	4.46%	1,150,061	12,986	4.58%
Cash and due from banks	20,987			20,551		
Premises and equipment, net	7,978			8,330		
Goodwill and other intangible assets	2,441			2,961		
Other assets	67,381			66,430		
Total assets	$ 1,311,985			$ 1,248,333		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 347,291			$ 312,041		
Demand, interest-bearing	142,650	52	0.15%	135,756	67	0.20%
Savings and money market	288,202	166	0.23%	267,749	266	0.40%
Time deposits - under $100	28,223	38	0.54%	33,207	71	0.87%
Time deposits - $100 and over	169,694	256	0.61%	133,849	419	1.27%
Time deposits - CDARS	6,262	3	0.19%	21,525	25	0.47%
Time deposits - brokered	84,730	201	0.95%	95,064	423	1.80%
Total interest-bearing deposits	719,761	716	0.40%	687,150	1,271	0.75%
Total deposits	1,067,052	716	0.27%	999,191	1,271	0.52%
Subordinated debt	23,702	474	8.04%	23,702	466	7.97%
Securities sold under agreement to repurchase	-	-	N/A	2,889	24	3.37%
Short-term borrowings	39	-	N/A	2,734	29	4.30%
Total interest-bearing liabilities	743,502	1,190	0.64%	716,475	1,790	1.01%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,090,793	1,190	0.44%	1,028,516	1,790	0.71%
Other liabilities	32,671			37,366		
Total liabilities	1,123,464			1,065,882		
Shareholders' equity	188,521			182,451		
Total liabilities and shareholders' equity	$ 1,311,985			$ 1,248,333		
Net interest income / margin		$ 12,259	4.06%		$ 11,196	3.95%

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.